# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cricut, Inc., CIK 0001828962
CUSIP: 22658D100
Title of class of securities: Class A Common Stock, $0.001 par value
Address of issuer's principal executive offices: 10855 South River Front Parkway, Suite 6, South Jordan, Utah (UT), 84095
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001473429

## Reporting persons
- Petrus Trust Company, LTA: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); sole voting power 122,964,554; shared voting power 0; sole dispositive power 122,964,554; shared dispositive power 0; aggregate amount beneficially owned 122,964,554 (70.43% of the class)
  Comment: The shares set forth in Rows 5, 7 and 9 consist of (a) 120,882,351 shares of Class B Common Stock held of record by HWGAA, L.P. (HWGAA) and for which Petrus Capital Management, LLC (PCM) serves as the general partner and (b) 2,082,203 shares of Class B Common Stock held of record by Petrus Employee Profit Share, L.P. (PAM2) and for which PAM Partners GP, LLC (PAM Partners GP) serves as the general partner. Petrus Trust Company, LTA (PTC) serves as an investment advisor to HWGAA and PAM2 and as trustee to the sole member of PAM Partners GP. An investment committee of PTC comprised of three individuals has voting and dispositive control over the Class B Common Stock held by HWGAA and PAM2. No single person controls investment or voting decisions with respect to the shares beneficially owned by PTC.
  
  The percentage set forth in Row 11 is calculated based on 174,593,539 shares of Class A Common Stock of the Issuer, which includes 51,628,985 shares of Class A Common Stock outstanding as of March 31, 2025 plus 122,964,554 shares of convertible Class B Common Stock beneficially owned by PTC.
- Petrus Capital Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); sole voting power 120,882,351; shared voting power 0; sole dispositive power 120,882,351; shared dispositive power 0; aggregate amount beneficially owned 120,882,351 (70.07% of the class)
  Comment: The shares set forth in Rows 5, 7 and 9 consist of 120,882,351 shares of Class B Common Stock held of record by HWGAA, for which PCM serves as the general partner. PTC serves as an investment advisor to HWGAA. An investment committee of PTC comprised of three individuals has voting and dispositive control over the Class B Common Stock held by HWGAA. Each member of the investment committee has one vote, and the approval of two of the three members is required to approve an action of the investment committee. No single person controls investment or voting decisions with respect to the shares beneficially owned by PCM.
  
  The percentage set forth in Row 11 is calculated based on 172,511,336 shares of Class A Common Stock of the Issuer, which includes 51,628,985 shares of Class A Common Stock outstanding as of March 31, 2025 plus 120,882,351 shares of convertible Class B Common Stock beneficially owned by PCM.
- HWGAA, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 120,882,351; shared voting power 0; sole dispositive power 120,882,351; shared dispositive power 0; aggregate amount beneficially owned 120,882,351 (70.07% of the class)
  Comment: The shares set forth in Rows 5, 7 and 9 consist of 120,882,351 shares of Class B Common Stock held of record by HWGAA, for which PCM serves as the general partner. PTC serves as an investment advisor to HWGAA. An investment committee of PTC comprised of three individuals has voting and dispositive control over the Class B Common Stock held by HWGAA. Each member of the investment committee has one vote, and the approval of two of the three members is required to approve an action of the investment committee. No single person controls investment or voting decisions with respect to the shares held by HWGAA.
  
  The percentage set forth in Row 11 is calculated based on 172,511,336 shares of Class A Common Stock of the Issuer, which includes 51,628,985 shares of Class A Common Stock outstanding as of March 31, 2025 plus 120,882,351 shares of convertible Class B Common Stock held of record by HWGAA.
- Petrus Employee Profit Share, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); sole voting power 2,082,203; shared voting power 0; sole dispositive power 2,082,203; shared dispositive power 0; aggregate amount beneficially owned 2,082,203 (3.88% of the class)
  Comment: The shares set forth in Rows 5, 7 and 9 consist of 2,082,203 shares of Class B Common Stock held of record by PAM2 and for which PAM Partners GP serves as the general partner. PTC serves as an investment advisor to PAM2 and as trustee to the sole member of PAM Partners GP. An investment committee of PTC comprised of three individuals has voting and dispositive control over the Class B Common Stock held by PAM2. No single person controls investment or voting decisions with respect to the shares held by PAM2.
  
  The percentage set forth in Row 11 is calculated based on 53,711,118 shares of Class A Common Stock of the Issuer, which includes 51,628,985 shares of Class A Common Stock outstanding as of March 31, 2025 plus 2,082,203 shares of convertible Class B Common Stock held of record by PAM2.
- PAM Partners GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); sole voting power 2,082,203; shared voting power 0; sole dispositive power 2,082,203; shared dispositive power 0; aggregate amount beneficially owned 2,082,203 (3.88% of the class)
  Comment: The shares set forth in Rows 5, 7 and 9 consist of 2,082,203 shares of Class B Common Stock held of record by PAM2 and for which PAM Partners GP serves as the general partner. PTC serves as an investment advisor to PAM2 and as trustee to the sole member of PAM Partners GP. An investment committee of PTC comprised of three individuals has voting and dispositive control over the Class B Common Stock held by HWGAA and PAM2. No single person controls investment or voting decisions with respect to the shares beneficially owned by PAM Partners GP.
  
  The percentage set forth in Row 11 is calculated based on 53,711,188 shares of Class A Common Stock of the Issuer, which includes 51,628,985 shares of Class A Common Stock outstanding as of March 31, 2025 plus 2,082,203 shares of convertible Class B Common Stock beneficially owned by PAM Partners GP.

## Item 1. Issuer
Name of issuer: Cricut, Inc.
Address of issuer's principal executive offices: 10855 South River Front Parkway, Suite 600 South Jordan, UT 84095

## Item 2. Person Filing
Name of person filing:
Each of the following is a reporting person ("Reporting Person"):

Petrus Trust Company, LTA
Petrus Capital Management, LLC
HWGAA, L.P.
Petrus Employee Profit Share, L.P.
PAM Partners GP, LLC
Address of principal business office or, if none, residence:
c/o Petrus Trust Company
3000 Turtle Creek Boulevard
Dallas, Texas 75219
Citizenship: Reference is made to the response to Row 4 on each of pages 2-6 of this Schedule 13G/A (this "Schedule"), which responses are incorporated herein by reference.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Reference is made to the response to Row 9 on each of pages 2-6 of this Schedule, which responses are incorporated herein by reference.
Percent of class: Reference is made to the response to Row 11 on each of pages 2-6 of this Schedule, which responses are incorporated herein by reference.
Sole power to vote or to direct the vote: Reference is made to the response to Row 5 on each of pages 2-6 of this Schedule, which responses are incorporated herein by reference.
Shared power to vote or to direct the vote: Reference is made to the response to Row 6 on each of pages 2-6 of this Schedule, which responses are incorporated herein by reference.
Sole power to dispose or to direct the disposition: Reference is made to the response to Row 7 on each of pages 2-6 of this Schedule, which responses are incorporated herein by reference.
Shared power to dispose or to direct the disposition: Reference is made to the response to Row 8 on each of pages 2-6 of this Schedule, which responses are incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1: Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons on February 14, 2022).

## Signatures
- Petrus Trust Company, LTA: /s/ Jonathan Covin, General Counsel, Petrus Trust Company, LTA (05/12/2025)
- Petrus Capital Management, LLC: /s/ Jonathan Covin, General Counsel, Petrus Capital Management, LLC (05/12/2025)
- HWGAA, L.P.: /s/ Jonathan Covin, General Counsel, Petrus Capital Management, LLC, the general partner of HWGAA, L.P. (05/12/2025)
- Petrus Employee Profit Share, L.P.: /s/ Jonathan Covin, General Counsel, Petrus Trust Company, LTA, trustee of the sole member of PAM Partners GP, LLC, general partner of Petrus Employee Profit Share, L.P. (05/12/2025)
- PAM Partners GP, LLC: /s/ Jonathan Covin, General Counsel, Petrus Trust Company, LTA, trustee of the sole member of PAM Partners GP, LLC (05/12/2025)